Contact

www.linkedin.com/in/jdrecobs
(LinkedIn)

Top Skills

Creativity and Innovation
Product Innovation
Branding

Honors-Awards

Eagle Scout
College Varsity Lacrosse Captain
Varsity Lacrosse Captain

JD Recobs

Co-Founder & CEO, Misunderstood Brands
Montclair, New Jersey, United States

Summary

Be kind. Work hard. Have fun!

JD Recobs is Co-Founder & CEO of Misunderstood Brands, home to Misunderstood Whiskey Co. & OATRAGEOUS Oat Milk Liqueur.

Started from a kitchen recipe to create easy drinking spirits made with honest ingredients that could be enjoyed by just about everyone.

https://misunderstoodwhiskey.com/
https://www.drinkoatrageous.com/

Experience

Misunderstood Brands
Co-Founder & CEO
January 2025 - Present (1 year 9 months)

OATRAGEOUS
Co-Founder & CEO
October 2023 - Present (3 years)

Tastes Like No Udder! Leading the New Wave of Dairy-Free Cream Liqueurs, OATRAGEOUS is 100% Dairy Free, Gluten Free, Seed Oil Free, and Lactose Free. Made with real ingredients and way less sugar, OATRAGEOUS is only 90 calories per 1.5 oz serving for less guilty indulgence. We hope you enjoy!

Buglisi Recobs Group, Inc.
Co-Founder
March 2019 - Present (7 years 7 months)

Misunderstood Whiskey
Co-Founder & CEO
January 2015 - Present (11 years 9 months)
Greater New York City Area

https://misunderstoodwhiskey.com/

Relationship Science
Product Management & Data Operations
July 2012 - July 2014 (2 years 1 month)
New York, New York

Education

Hendrix College
BA, Economics & Business

Saint Peter's Prep
High School